SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ): 76.483.817/0001 -20
Publicly Held Company
CVM Registration no.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-FOURTH
EXTRAORDINARY SHAREHOLDERS' MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, Paraná state. 2. DATE AND TIME: December 16, 2008 at 2:30 p.m. 3. CALL NOTICE: Call notice published in the newspapers Diário Oficial do Estado do Paraná, Diário de São Paulo and O Estado do Paraná. 4. QUORUM: 58.65% (fifty-eight point sixty five percent), as per the signatures on page 44 of Shareholder Attendance Register no. 3. 5. PRESIDING BOARD: SILMARA BONATTO CURUCHET - Chairperson; RUBENS GHILARDI – Executive Secretary of the Board of Directors (CAD) and CEO of Copel; MARLOS GAIO - Secretary.

6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 - The filling of the vacancy on the Fiscal Council of the Company, due to the resignation of Mr Nelson Pessuti. Was elected for his replacement Mr. Wilson Portes, and having as deputy member, Mr. Serafim Charneski.

7. SIGNATURES: (a) SILMARA BONATTO CURUCHET - Representative of the State of Paraná and Chairperson of the Extraordinary Shareholders’ Meeting; RUBENS GHILARDI - Executive Secretary of the Board of Directors (CAD) and CEO of Copel; GEORGE WASHINGTON T. MARCELINO - OHIO SCHOOL EMPLOYEES' RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS, THE MASTER TRUST BANK OF JAPAN, LTD. RE: MT-C400035147, THE MONETARY AUTHORITY OF SINGAPORE, and THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; MARLOS GAIO – Secretary. ---------------------------------------------------------------------

The full text of the Minutes of the 174th Extraordinary Shareholders’ Meeting was recorded on page 002 of Book no. 10 of Companhia Paranaense de Energia – Copel, and registered at the Commercial Registry of the State of Paraná under no. 08/167840-1, on July 16, 2008.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.